Exhibit 99.1

Avago Finance Announces Second Quarter

Fiscal Year 2009 Financial Results

•	Quarterly revenue of $325 million, down 20.9 percent year-over-year
•	Cash and cash equivalents of $241 million compare with $195 million at end of prior quarter
•	Adjusted EBITDA of $40 million compares with $85 million in the same period a year ago

SAN JOSE, Calif., and SINGAPORE – June 4, 2009 – Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a leading designer, developer and global supplier of analog semiconductor devices, today reported financial results for its second quarter of fiscal year 2009, ended May 3, 2009.

Second Quarter Fiscal 2009 GAAP Results

Revenue was $325 million, a decline of 11.7 percent when compared with the previous quarter, and down 20.9 percent from the same quarter last year. Gross margin was $98 million, or 30.2 percent of sales. Second quarter gross margin compares with a gross margin of $143 million, or 38.9 percent last quarter.

Net loss was $31 million, compared with net income of $6 million last quarter.

Cash balances at the end of the quarter increased sequentially by $46 million to $241 million primarily due to cash generated from operations.

Second Quarter Fiscal 2009 Non-GAAP Results

Gross margin declined to $115 million, or 35.4 percent. This compares with gross margin of $164 million, or 44.6 percent last quarter. Included in second quarter gross margin were charges of approximately $24 million, primarily related to inventory write-downs.

R&D expenses declined to $58 million, or 17.8 percent of revenue. Last quarter, R&D expenses were $61 million. Selling, general and administrative costs were $39 million, or 12.0 percent of revenue, compared with $41 million in the first quarter.

Net loss was $2 million, down from net income of $37 million last quarter. These overall results translated into Adjusted EBITDA, as defined in the indentures governing our outstanding debt securities, of $40 million, versus $81 million in the prior quarter.

“Our second quarter results were impacted by the economic downturn and a continued contraction of our supply chain,” said Hock E. Tan, president and CEO of Avago Technologies. “During these challenging times we have implemented several cost control measures, including a program to reduce our worldwide workforce by 13 percent since January. At the same time, we are continuing to invest in product development critical to our long-term growth plans.”

Financial Results Conference Call

Avago Technologies Finance Pte. Ltd. will host a conference call to review its financial results for the second quarter of fiscal year 2009 today at 2:00 p.m. Pacific Time. Those wishing to access the call should dial (480) 629-9722. No passcode is needed. A replay of the call is available through June 7, 2009. To access the replay dial (303) 590-3030 and reference the passcode: 4079090.

Non-GAAP Financial Measures

In addition to GAAP reporting, consistent with past practice Avago Finance reports net income or loss, as well as gross margin and operating expenses, on a non-GAAP basis. This non-GAAP earnings information excludes amortization of acquisition-related intangibles, share-based compensation expense, asset impairment charges, restructuring charges, acquired in-process research and development, debt extinguishment (gains) losses and the results of discontinued operations. In addition, Avago Finance also discloses Adjusted EBITDA as measured by the indentures governing the Company’s outstanding debt securities. Avago Finance believes this non-GAAP earnings information provides additional insight into the Company’s on-going performance and has therefore chosen to provide this information to investors in its debt securities for a more consistent basis of comparison and to emphasize the results of on-going operations. These historical non-GAAP measures are in addition to, and not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation between GAAP and non-GAAP net income (loss) and a derivation of Adjusted EBITDA in accordance with our note indentures are included in the financial tables attached to this press release.

About Avago Technologies Finance Pte. Ltd

Avago Technologies Finance Pte. Ltd. is a leading designer, developer and global supplier of analog semiconductor devices for communications, industrial and consumer applications.

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Safe Harbor Statement

This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago Finance, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; the recent financial crisis and its impact on our business, results of operations, and financial condition; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 17, 2008, recent Current Reports on Form 6-K, and other Avago Finance filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations and financial condition.

An affiliate of Avago Finance has filed a registration statement with the SEC relating to a proposed offering which has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release is not an offer to sell nor a solicitation of an offer to buy any securities.

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Investor Contact

Jim Fanucchi

Summit IR Group Inc.

(408) 404-5400

jim@summitirgroup.com

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 3, 2009	February 1, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net revenue	$325	$368	$411	$693	$813
Costs and expenses:
Cost of products sold:
Cost of products sold	210	204	237	414	467
Amortization of intangible assets	14	15	14	29	28
Restructuring charges	3	6	1	9	2

Total cost of products sold	227	225	252	452	497
Research and development	59	62	62	121	128
Selling, general and administrative	42	40	48	82	98
Amortization of intangible assets	5	6	7	11	14
Restructuring charges	3	5	1	8	3

Total costs and expenses	336	338	370	674	740
Income (loss) from operations	(11)	30	41	19	73
Interest expense	(20)	(18)	(20)	(38)	(45)
Gain (loss) on extinguishment of debt	—	1	—	1	(10)
Other income (expense), net	(2)	(2)	1	(4)	2

Income (loss) from continuing operations before income taxes	(33)	11	22	(22)	20
Provision for (benefit from) income taxes	(2)	5	4	3	7

Income (loss) from continuing operations	(31)	6	18	(25)	13
Income (loss) from and gain (loss) on discontinued operations, net of income taxes	—	—	(1)	—	8

Net income (loss)	$(31)	$6	$17	$(25)	$21

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL SUMMARY (NON-GAAP)—UNAUDITED

(IN MILLIONS, except percentages)

	Quarter ended			Two quarters ended
	May 3, 2009	February 1, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net revenue	$325	$368	$411	$693	$813
Gross margin	115	164	174	279	346
% of net revenue	35%	45%	42%	40%	43%
Research and development	$58	$61	$62	$119	$127
Selling, general and administrative	$39	$41	$46	$80	$90
Total operating expenses	$97	$102	$108	$199	$217
% of net revenue	30%	28%	26%	29%	27%
Income from operations	$18	$62	$66	$80	$129
Interest expense	$(20)	$(18)	$(20)	$(38)	$(45)
Net income (loss)	$(2)	$37	$43	$35	$79

The financial summary excludes amortization of acquisition-related intangibles, share-based compensation, restructuring charges, gain (loss) on extinguishment of debt, and income (loss) from and gain (loss) on discontinued operations.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

FINANCIAL BRIDGE: GAAP TO NON-GAAP—UNAUDITED

(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 3, 2009	February 1, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net income (loss) on GAAP basis	$(31)	$6	$17	$(25)	$21
Amortization of acquisition-related intangibles
Cost of products sold	14	15	14	29	28
Operating expenses	5	6	7	11	14
	19	21	21	40	42
Share-based compensation expense
Cost of products sold	—	—	—	—	—
Operating expenses	4	—	2	4	9
	4	—	2	4	9
Restructuring charges
Cost of products sold	3	6	1	9	2
Operating expenses	3	5	1	8	3
	6	11	2	17	5
(Gain) loss on extinguishment of debt	—	(1)	—	(1)	10
(Income) loss from and (gain) loss on discontinued operations	—	—	1	—	(8)

Net income (loss) on Non-GAAP basis	$(2)	$37	$43	$35	$79

To supplement our unaudited condensed consolidated financial statements presented in accordance with GAAP, we have shown above a non-GAAP presentation of the Company’s net income (loss), which is adjusted to reflect the GAAP results excluding amortization of acquisition-related intangibles, share-based compensation, restructuring charges, (gain) loss on extinguishment of debt, and (income) loss from and (gain) loss on discontinued operations. This non-GAAP presentation is provided to enhance the reader’s overall understanding of the comparability of the Company’s financial performance among periods.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA AND ADJUSTED EBITDA—UNAUDITED

(IN MILLIONS)

	Quarter ended			Two quarters ended
	May 3, 2009	February 1, 2009	May 4, 2008	May 3, 2009	May 4, 2008
Net income (loss)	$(31)	$6	$17	$(25)	$21
Interest expense	20	18	20	38	45
Provision for (benefit from) income taxes	(2)	5	4	3	7
Depreciation and amortization expense	39	41	38	80	77

EBITDA	26	70	79	96	150
Restructuring and other unusual charges	10	12	3	22	7
Purchase accounting adjustments	—	—	—	—	1
Share-based compensation	4	—	2	4	9
(Gain) loss on extinguishment of debt	—	(1)	—	(1)	10
(Income) loss from and (gain) loss on discontinued operations	—	—	1	—	(8)

Adjusted EBITDA	$40	$81	$85	$121	$169

EBITDA represents net income (loss) before interest expense, provision for income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to certain items that are required in calculating covenant compliance under our senior and senior subordinated notes as well as under our senior secured credit facility. Adjusted EBITDA is calculated by subtracting from or adding to EBITDA items of income or expense described above. EBITDA and Adjusted EBITDA do not represent net income, as that term is defined under GAAP, and should not be considered as an alternative to net income (loss) as an indicator of our operating performance.

Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow available for management or discretionary use as such measures do not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and Adjusted EBITDA as presented herein are not necessarily comparable to similarly titled measures.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS—UNAUDITED

(IN MILLIONS)

	May 3, 2009	November 2, 2008 (1)	May 4, 2008
ASSETS

Current assets:
Cash and cash equivalents	$241	$213	$83
Trade accounts receivable, net	185	184	213
Inventory	151	188	166
Other current assets	38	34	32

Total current assets	615	619	494
Property, plant and equipment, net	276	299	289
Goodwill	171	169	156
Intangible assets, net	685	721	752
Other long-term assets	56	61	50

Total assets	$1,803	$1,869	$1,741

LIABILITIES AND SHAREHOLDER’S EQUITY

Current liabilities:
Accounts payable	$167	$174	$154
Employee compensation and benefits	40	74	54
Accrued interest	30	32	31
Capital lease obligations—current	2	2	2
Other current liabilities	44	48	26

Total current liabilities	283	330	267

Long-term liabilities:
Long-term debt	700	703	705
Capital lease obligations—non-current	4	5	5
Other long-term liabilities	61	55	60

Total liabilities	1,048	1,093	1,037

Shareholder’s equity:
Ordinary shares, no par value	1,083	1,080	1,074
Accumulated deficit	(337)	(312)	(374)
Accumulated other comprehensive income	9	8	4

Total shareholder’s equity	755	776	704

Total liabilities and shareholder’s equity	$1,803	$1,869	$1,741

(1)	Amounts as of November 2, 2008 have been derived from audited financial statements as of that date.

AVAGO TECHNOLOGIES FINANCE PTE. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—UNAUDITED

(IN MILLIONS)

	Quarter ended
	May 3, 2009	February 1, 2009	May 4, 2008
Cash flows from operating activities:
Net income (loss)	$(31)	$6	$17

Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	39	41	38
Amortization of debt issuance costs	1	1	1
Non-cash portion of restructuring charges	1	—
Impairment of investment	2	—	—
Gain on extinguishment of debt	—	(1)	—
Share-based compensation	4	—	2
Changes in assets and liabilities, net of acquisitions and dispositions:
Trade accounts receivable	1	—	22
Inventory	28	10	(13)
Accounts payable	1	(5)	(47)
Employee compensation and benefits	(3)	(31)	14
Other current assets and current liabilities	14	(24)	7
Other long-term assets and long-term liabilities	8	(1)	2

Net cash (used in) provided by operating activities	65	(4)	43

Cash flows from investing activities:
Purchase of property, plant and equipment	(13)	(12)	(13)
Acquisitions and investment, net of cash acquired	(7)	—	(8)
Proceeds from sale of discontinued operations	2	—	—

Net cash used in investing activities	(18)	(12)	(21)

Cash flows from financing activities:
Debt repayments	—	(2)	—
Cash settlement of equity awards	(1)	—	—

Net cash used in financing activities	(1)	(2)	—

Net increase (decrease) in cash and cash equivalents	46	(18)	22
Cash and cash equivalents at the beginning of period	195	213	61

Cash and cash equivalents at end of period	$241	$195	$83